UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”) today announced updated clinical data from the ongoing AFM24-102 trial of AFM24/atezolizumab combination therapy in heavily pretreated non-small cell lung cancer (“NSCLC”) patients.

NSCLC EGFR Wild-type Cohort Update

Patient population: As of the November 14, 2024 data cut, there were 43 patients in the full analysis set (FAS) and 33 patients in the per protocol set (PPS), defined as having one post baseline scan according to RECIST. Reasons for non-evaluability were early symptomatic deterioration (6), non-related AEs (2), too early (2). Patients had a median of 2 prior lines of therapy (range: 1–7). All patients had received platinum-based combinations and PD(L) 1 targeting checkpoint inhibitors (CPIs), and two-thirds had received taxanes. Importantly, all but one patient discontinued their previous CPI because of progression.

Safety: The AFM24 and atezolizumab combination therapy was well tolerated with no unexpected safety findings. Infusion related reactions (IRRs) were the most common adverse event (AE) reported, in 54% of patients; IRRs were manageable, mostly present during the first infusion, and fully resolved. Elevations of alanine aminotransferase (ALT) and aspartate aminotransferase (AST), a known side effect of atezolizumab, were reported in 21% and 16% of patients respectively.

Anti-tumor activity and durability (N=33, PPS): The combination demonstrated an ORR of 21% (7 responses: 1 complete response (CR), 5 partial responses (PR) and 1 additional not yet confirmed PR), tumor shrinkage in 48% of patients (16/33 patients) and a DCR of 76%. In the 7 responders, 5 had never achieved an objective response on prior CPIs and only 2 patients had a PR on previous CPI containing treatment (both to a triplet of platinum, pemetrexed and CPI). The preliminary median PFS is 5.6 months, and 36% of patients are currently on treatment.

NSCLC EGFR Mutant Cohort Update

Patient population: As of the November 14, 2024 data cut, 28 patients were in the FAS (reasons for non-evaluability at the cut-off were: ongoing with no scan yet 5, early deterioration 4, non-related AEs 2), with updated results presented for the first 17 patients in the PPS. All patients had received prior epidermal growth factor receptor (“EGFR”) specific TKI therapy, and 77% had received platinum-based chemotherapy.

Anti-tumor activity and durability (N=17, PPS): AFM24 combined with atezolizumab showed promising activity in refractory NSCLC EGFR mutant patients achieving an ORR of 24% (4 confirmed responses: 1 CR, 3 PRs), a DCR of 71% and tumor shrinkage in 41% of patients. With a median follow-up of 9 months, the median PFS was 5.6 months. Five (29%) patients are on treatment for over 10 months, demonstrating long term tumor control.

Post-Hoc Exposure-Response Analysis

Analysis process: A post-hoc exposure-response analysis was conducted including NSCLC EGFR-wildtype and EGFR mutant subjects (n= 44) treated with 480 mg AFM24 in both the AFM24-101 monotherapy study or the AFM24-102 AFM24 combination with atezolizumab study. Low and high exposure groups were calculated using a median cut-point of patient`s mean trough values.

Safety, anti-tumor activity and durability: Baseline characteristics were balanced between the high and low exposure groups and there were no differences in body mass index or percentage of administered dose that would explain differences in exposure. The high exposure group showed an ORR of 46% and a PFS of 7.4. A sensitivity analysis using quartiles of exposure supported a clear relationship between exposure and outcome indicating that higher doses of AFM24 will likely result in improved efficacy. The PK profile of 720 mg AFM24 weekly, as tested successfully in the phase 1 trial and further pharmacokinetic modelling indicate that 720 mg will achieve exposure levels that are equal or above the plasma concentrations observed for the high exposure group.

Cash runway into Q4 2025: The Company is projected to end Q4 2024 with approximately €15 million and cash runway projected into Q4 2025.

This report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-282978), Form S-8 (Registration Number 333-198812) and Form S-8 (Registration Number 333-270798) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101, and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: December 17, 2024	By:	/s/ Shawn Leland
	Name:	Shawn Leland
	Title:	Chief Executive Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated December 17, 2024.